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                              June 6, 2024

       Andrew Brophy
       Principal Financial Officer
       HEALTHCARE SERVICES GROUP INC
       3220 Tillman Drive, Suite 300
       Bensalem, PA 19020

                                                        Re: HEALTHCARE SERVICES
GROUP INC
                                                            Item 2.02 Form 8-K
filed February 14, 2024
                                                            Response filed May
17, 2024
                                                            File No. 000-12015

       Dear Andrew Brophy:

              We have reviewed your May 17, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

       Item 2.02 Form 8-K filed February 14, 2024

       Exhibit 99.1
       Reconciliations of Non-GAAP Financial Measures, page 6

   1. We note the additional information surrounding your client restructurings. It appears that these price concessions
and contract modifications are inherent in the Company's
                                                        operations.
Specifically, as previously noted, you have a substantial investment in the creditworthiness and
financial condition of your customers and assume the operational risks arising from
providing services to the healthcare industry and primarily providers of long-term care. As
such, we do not believe that your client restructuring adjustments are compliant with the
guidance in Questions 100.01 and 100.04 of the Compliance and
                                                        Disclosure
Interpretations (   C&DIs   ) on Non-GAAP Financial Measures. Please confirm
                                                        that you will no longer
include these adjustments.
 Andrew Brophy
HEALTHCARE SERVICES GROUP INC
June 6, 2024
Page 2

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameAndrew Brophy
                                          Division of Corporation Finance
Comapany NameHEALTHCARE SERVICES GROUP INC
                                          Office of Industrial Applications and
June 6, 2024 Page 2                       Services
FirstName LastName